CITY WINDMILLS INC.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash flows from operating activities:		
Net income (loss)	$ (80,474)	$ (81,253)
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities	35,451	30,387
Net cash provided by operating activities	(45,023)	(50,866)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from long-term debt	44,991	51,066
Net cash provided by financing activities	44,991	51,066
Net cash increase for period	(32)	200
Cash at beginning of period	36	(164)
Cash at end of period	$ 4	$ 36
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -
Non-cash financing activities:		
Common stock issued for debt conversion	$ 435,580	$ -